Exhibit 99.15

March 30, 2011

CONSENT OF SAMUEL MAH

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, Samuel Mah, M.A.Sc., P.Eng., Director of Engineering, Silver Wheaton Corp., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Reserve estimates of the Yauliyacu Mine; and
2.	Technical report dated March 29, 2010, entitled “2010 Resource and Reserve Update, Yauliyacu Mine, Peru.”

Yours truly,

/s/ Samuel Mah
Samuel Mah, M.A.Sc., P.Eng.
Director of Engineering,
Silver Wheaton Corp.